UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 40)

NXP Semiconductors N.V.
 (Name of Subject Company (Issuer))

Qualcomm River Holdings B.V.
(Offeror)

an indirect, wholly-owned subsidiary of

QUALCOMM Incorporated
(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common shares, par value €0.20 per share
(Title of Class of Securities)

N6596X109
(CUSIP Number of Class of Securities)

Donald J. Rosenberg

Executive Vice President, General Counsel and Corporate Secretary

QUALCOMM Incorporated

5775 Morehouse Drive

San Diego, California 92121

Telephone: (858) 587-1121

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Scott A. Barshay Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 +1 212 373 3000	Christiaan de Brauw Allen & Overy LLP Apollolaan 15 PO Box 75440 Amsterdam 1070 AK Netherlands +31 20 674 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$44,805,140,610.61	$5,247,572.95

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 343,644,985 common shares, par value €0.20 per share (not including treasury shares), of NXP Semiconductors N.V. multiplied by the offer consideration of $127.50 per share, (ii) the net offer consideration for 3,033,079 shares issuable pursuant to outstanding options with an exercise price less than $127.50 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $127.50 minus the weighted average exercise price for such options of $48.41 per share), (iii) 5,567,543 shares subject to issuance pursuant to restricted stock units multiplied by the offer consideration of $127.50 per share and (iv) 318,879 shares subject to issuance pursuant to outstanding performance-based restricted stock units multiplied by the offer consideration of $127.50 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of February 16, 2018, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and (i) with respect to the fee paid with Amendment No. 22, equals the incremental increase in the transaction valuation multiplied by 0.0001245 based on Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, and (ii) with respect to fees paid prior to Amendment No. 22, equals the previously-disclosed transaction valuation multiplied by 0.0001159 based on Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $4,456,315.31	Filing Party: Qualcomm River Holdings B.V. and QUALCOMM Incorporated
	Form or Registration No.: Schedule TO	Date Filed: November 18, 2016

	Amount Previously Paid: $791,257.64	Filing Party: Qualcomm River Holdings B.V. and QUALCOMM Incorporated
	Form or Registration No.: Schedule TO-T/A	Date Filed: February 20, 2018

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 40 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on November 18, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Qualcomm” or “Parent”), for all outstanding common shares, par value €0.20 per share (the “Shares”), of NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“NXP”). On February 20, 2018, Purchaser and NXP entered into an amendment (the “Purchase Agreement Amendment No. 1”) to that certain Purchase Agreement, dated as of October 27, 2016, by and between Purchaser and NXP. On April 19, 2018, Purchaser and NXP entered into an amendment (the “Purchase Agreement Amendment No. 2”) to that certain Purchase Agreement, dated as of October 27, 2016 (as amended by Purchase Agreement Amendment No. 1 and Purchase Agreement Amendment No. 2, the “Purchase Agreement”), by and between Purchaser and NXP.  Pursuant to the Purchase Agreement Amendment No. 1, the offer price was increased from $110.00 per Share to $127.50 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (the “Offer Consideration”), upon the terms and conditions set forth in the offer to purchase dated November 18, 2016 (as it may be amended or supplemented from time to time, including by the Amendment and Supplement to the Offer to Purchase, dated February 21, 2018 (a copy of which is attached as Exhibit (a)(1)(G) to the Schedule TO), the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the related Letter of Transmittal remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Amendment to the Schedule TO

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On July 13, 2018, Parent announced an extension of the expiration of the Offer to 5:00 p.m., New York City time, on July 20, 2018, unless the Offer is further extended or earlier terminated in accordance with the Purchase Agreement. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on July 13, 2018.

The Depositary has advised Parent and Purchaser that, as of 5:00 p.m., New York City time, on July 12, 2018, 18,173,457 Shares (excluding 179,239 Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 5.3% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn.

The full text of the press release issued by Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(TT) and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(TT)	Text of Press Release issued by QUALCOMM Incorporated, dated July 13, 2018, announcing extension of Tender Offer.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “5:00 p.m., New York City time, on July 13, 2018” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) and Amendment and Supplement to the Offer to Purchase (Exhibit (a)(1)(G)) are hereby amended and replaced with “5:00 p.m., New York City time, on July 20, 2018.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2018

Qualcomm River Holdings B.V.

By:	/s/ Adam Schwenker
Name: Adam Schwenker
Title: Managing Director B

QUALCOMM Incorporated

By:	/s/ Adam Schwenker
Name: Adam Schwenker
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2016.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on November 18, 2016.*

(a)(1)(G)	Amendment and Supplement to the Offer to Purchase, dated February 21, 2018.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)

Joint Press Release issued by QUALCOMM Incorporated and NXP Semiconductors N.V., dated October 27, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(B)

Investor Presentation, dated October 27, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(C)	Text of Press Release issued by QUALCOMM Incorporated, dated November 18, 2016, announcing launch of Tender Offer.*

(a)(5)(D)

Transcript of Video Message from Steve Mollenkopf, Chief Executive Officer of QUALCOMM Incorporated, first made available to employees of NXP Semiconductors N.V. on October 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(E)

Transcript of Investor Conference Call held by QUALCOMM Incorporated and NXP Semiconductors N.V. on October 27, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(F)	Transcript of Remarks of George S. Davis, Executive Vice President and Chief Financial Officer, QUALCOMM Incorporated, at Nasdaq Investor Program held on November 29, 2016.*

(a)(5)(G)	Letter to QUALCOMM Incorporated Employees from Steve Mollenkopf, Chief Executive Officer, QUALCOMM Incorporated, dated December 2, 2016.*

(a)(5)(H)	Text of Press Release issued by QUALCOMM Incorporated, dated February 6, 2017, announcing extension of Tender Offer.*

(a)(5)(I)	Text of Press Release issued by QUALCOMM Incorporated, dated March 7, 2017, announcing extension of Tender Offer.*

(a)(5)(J)	Text of Press Release issued by QUALCOMM Incorporated, dated April 4, 2017, announcing extension of Tender Offer.*

(a)(5)(K)	Excerpts from Edited Transcript of Q2 2017 Earnings Conference Call of QUALCOMM Incorporated, dated April 19, 2017.*

(a)(5)(L)	Text of Press Release issued by QUALCOMM Incorporated, dated May 2, 2017, announcing extension of Tender Offer.*

(a)(5)(M)	Text of Press Release issued by QUALCOMM Incorporated, dated May 31, 2017, announcing extension of Tender Offer.*

(a)(5)(N)	Text of Press Release issued by QUALCOMM Incorporated, dated June 15, 2017, announcing receipt of antitrust clearance by the Taiwan Fair Trade Commission.*

(a)(5)(O)	Text of Press Release issued by QUALCOMM Incorporated, dated June 28, 2017, announcing extension of Tender Offer.*

(a)(5)(P)	Text of Press Release issued by QUALCOMM Incorporated, dated July 27, 2017, announcing extension of Tender Offer.*

(a)(5)(Q)	Text of Press Release issued by QUALCOMM Incorporated, dated August 24, 2017, announcing extension of Tender Offer.*

(a)(5)(R)	Text of Press Release issued by QUALCOMM Incorporated, dated September 22, 2017, announcing extension of Tender Offer.*

(a)(5)(S)	Text of Press Release issued by QUALCOMM Incorporated, dated October 20, 2017, announcing extension of Tender Offer.*

(a)(5)(T)	Excerpts from Edited Transcript of Q4 and Fiscal 2017 Earnings Conference Call of QUALCOMM Incorporated, dated November 1, 2017.*

(a)(5)(U)	Text of Press Release issued by QUALCOMM Incorporated, dated November 17, 2017, announcing extension of Tender Offer.*

(a)(5)(V)	Text of Press Release issued by QUALCOMM Incorporated, dated December 11, 2017.*

(a)(5)(W)	Text of Press Release issued by QUALCOMM Incorporated, dated December 15, 2017, announcing extension of Tender Offer.*

(a)(5)(X)	Text of Press Release issued by QUALCOMM Incorporated, dated January 12, 2018, announcing extension of Tender Offer.*

(a)(5)(Y)	Text of Press Release issued by QUALCOMM Incorporated, dated January 18, 2018, announcing receipt of antitrust clearance by the European Commission and the Korea Fair Trade Commission.*

(a)(5)(Z)	Text of Press Release issued by QUALCOMM Incorporated, dated February 9, 2018, announcing extension of Tender Offer.*

(a)(5)(AA)

Press Release issued by QUALCOMM Incorporated, dated February 20, 2018 announcing Amendment and Supplement to the Offer to Purchase and extension of the Tender Offer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(a)(5)(BB)

Investor Presentation, dated February 20, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(a)(5)(CC)	Letter to QUALCOMM Incorporated Employees from Steve Mollenkopf, Chief Executive Officer, QUALCOMM Incorporated, dated February 20, 2018.*

(a)(5)(DD)	Text of Press Release issued by QUALCOMM Incorporated, dated March 5, 2018, announcing extension of Tender Offer.*

(a)(5)(EE)	Text of Press Release issued by QUALCOMM Incorporated, dated March 9, 2018, announcing extension of Tender Offer.*

(a)(5)(FF)	Text of Press Release issued by QUALCOMM Incorporated, dated March 16, 2018, announcing extension of Tender Offer.*

(a)(5)(GG)	Text of Press Release issued by QUALCOMM Incorporated, dated March 23, 2018, announcing extension of Tender Offer.*

(a)(5)(HH)	Text of Press Release issued by QUALCOMM Incorporated, dated April 2, 2018, announcing extension of Tender Offer.*

(a)(5)(II)	Text of Press Release issued by QUALCOMM Incorporated, dated April 6, 2018, announcing extension of Tender Offer.*

(a)(5)(JJ)	Text of Press Release issued by QUALCOMM Incorporated, dated April 13, 2018, announcing extension of Tender Offer.*

(a)(5)(KK)

Press Release issued by QUALCOMM Incorporated, dated April 19, 2018, announcing Amendment No. 2 to the Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on April 19, 2018).

(a)(5)(LL)	Text of Press Release issued by QUALCOMM Incorporated, dated April 27, 2018, announcing extension of Tender Offer.*

(a)(5)(MM)	Text of Press Release issued by QUALCOMM Incorporated, dated May 11, 2018, announcing extension of Tender Offer.*

(a)(5)(NN)	Text of Press Release issued by QUALCOMM Incorporated, dated May 25, 2018, announcing extension of Tender Offer.*

(a)(5)(OO)	Text of Press Release issued by QUALCOMM Incorporated, dated June 8, 2018, announcing extension of Tender Offer.*

(a)(5)(PP)	Text of Press Release issued by QUALCOMM Incorporated, dated June 15, 2018, announcing extension of Tender Offer.*

(a)(5)(QQ)	Text of Press Release issued by QUALCOMM Incorporated, dated June 22, 2018, announcing extension of Tender Offer.*

(a)(5)(RR)	Text of Press Release issued by QUALCOMM Incorporated, dated June 29, 2018, announcing extension of Tender Offer.*

(a)(5)(SS)	Text of Press Release issued by QUALCOMM Incorporated, dated July 6, 2018, announcing extension of Tender Offer.*

(a)(5)(TT)	Text of Press Release issued by QUALCOMM Incorporated, dated July 13, 2018, announcing extension of Tender Offer.

(b)(1)	364-Day Bridge Loan Facility Commitment Letter, dated October 27, 2016, by and among QUALCOMM Incorporated, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A.*

(b)(2)

Bridge Joinder Letter, dated November 8, 2016, by and among QUALCOMM Incorporated, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A. and the additional lenders party thereto.*

(b)(3)

Credit Agreement, dated November 8, 2016, by and among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 9, 2016).

(b)(4)

Amended and Restated Credit Agreement, dated November 8, 2016, by and among QUALCOMM Incorporated, the lenders party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 9, 2016).

(b)(5)

Letter of Credit and Reimbursement Agreement between Qualcomm River Holdings B.V. and Mizuho Bank, Ltd., dated as of November 22, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(6)

First Amendment to Letter of Credit and Reimbursement Agreement between Qualcomm River Holdings B.V. and Mizuho Bank, Ltd., dated as of November 23, 2016 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(7)

Continuing Agreement for Standby Letters of Credit between Qualcomm River Holdings B.V. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., dated as of November 22, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the

United States Securities and Exchange Commission on November 29, 2016).

(b)(8)

Reimbursement and Security Agreement between Qualcomm River Holdings B.V. and Sumitomo Mitsui Banking Corporation, dated as of November 22, 2016 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(9)

Letter of Credit Application by QUALCOMM Incorporated to Bank of America, N.A., dated as of November 23, 2016 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(10)

Waiver and Consent No. 2, dated as of February 26, 2018, among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on March 2, 2018).

(b)(11)

Credit Agreement, dated March 6, 2018, by and among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on March 9, 2018).

(b)(12)

Amendment No. 1, dated as of April 20, 2018, among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, to the Credit Agreement dated as of November 8, 2016, among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on April 24, 2018).

(b)(13)

Amendment No. 1, dated as of April 20, 2018, among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, to the Credit Agreement dated as of March 6, 2018, among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on April 24, 2018).

(b)(14)

Amendment No. 2, dated as of June 11, 2018, among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, to the Credit Agreement dated as of March 6, 2018, among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, as amended by Amendment No. 1 dated as of April 20, 2018, among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on June 13, 2018).

(c)	Not applicable.

(d)(1)

Purchase Agreement, dated as of October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(2)

Letter Agreement, dated as of October 27, 2016, by and between QUALCOMM Incorporated and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(3)

Pledge, Assignment and Security Agreement, dated as of October 27, 2016, by and between NXP Semiconductors N.V. and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit A of Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(4)	Disclosed Pledge of Receivables, dated as of October 27, 2016, by and between NXP Semiconductors N.V. and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit B of Exhibit 10.1 to the

Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(5)	Confidentiality Agreement, effective as of July 4, 2016, by and between QUALCOMM Incorporated and NXP B.V.*

(d)(6)	Exclusivity Agreement, dated as of October 6, 2016, by and between QUALCOMM Incorporated and NXP Semiconductors N.V.*

(d)(7)	Power of Attorney, dated as of November 18, 2016.*

(d)(8)

Amendment No. 1, dated February 20, 2018, to Purchase Agreement, dated as of October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(d)(9)

Tender and Support Agreement, dated as of February 20, 2018, by and among Qualcomm River Holdings B.V., Arrowgrass Master Fund Ltd. and Arrowgrass Customised Solutions I Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(d)(10)

Tender and Support Agreement, dated as of February 20, 2018, by and among Qualcomm River Holdings B.V., D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Kalon Portfolios, L.L.C., D. E. Shaw Orienteer Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Orienteer X Portfolios, L.L.C. and D. E. Shaw Asymptote Portfolios, L.L.C. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(d)(11)

Tender and Support Agreement, dated as of February 20, 2018, by and among Qualcomm River Holdings B.V., Davidson Kempner International Ltd., Davidson Kempner Institutional Partners, L.P., Davidson Kempner Partners and M.H. Davidson & Co. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(d)(12)

Tender and Support Agreement, dated as of February 20, 2018, by and among Qualcomm River Holdings B.V., Elliott Associates, L.P., Elliott Associates International, L.P. and Elliott International Capital Advisors Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(d)(13)

Tender and Support Agreement, dated as of February 20, 2018, by and among Qualcomm River Holdings B.V., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners V, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Offshore Investors II, L.P., Farallon Capital F5 Master I, L.P., Farallon Capital (AM) Investors, L.P. and Farallon Capital Institutional Partners III, L.P. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(d)(14)

Tender and Support Agreement, dated as of February 20, 2018, by and among Qualcomm River Holdings B.V., HBK Master Fund L.P. and HBK Merger Strategies Master Fund L.P. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(d)(15)

Tender and Support Agreement, dated as of February 20, 2018, by and among Qualcomm River Holdings B.V., Pentwater Capital Management LP. (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(d)(16)

Tender and Support Agreement, dated as of February 20, 2018, by and among Qualcomm River Holdings B.V., Soroban Master Fund LP and Soroban Opportunities Master Fund LP. (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(d)(17)	Tender and Support Agreement, dated as of February 20, 2018, by and among Qualcomm River Holdings B.V., TIG Advisors, LLC. (incorporated by reference to Exhibit 10.9 to the Current Report on

Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on February 20, 2018).

(d)(18)

Amendment No. 2, dated April 19, 2018, to the Purchase Agreement, dated as of October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V., as amended by Amendment No. 1 to the Purchase Agreement, dated as of February 20, 2018, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on April 19, 2018).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.